AMENDED AND RESTATED OPERATING AGREEMENT
of
GOLD + BERN LLC,
a California Limited Liability Company

THE OWNERSHIP INTERESTS REPRESENTED BY THIS AMENDED AND OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH OWNERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH SECURITIES ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

THIS AMENDED AND RESTATED OPERATING AGREEMENT of Gold + Bern LLC (as it may be further amended, modified or supplemented from time to time, this "**Agreement**") is made and entered into as of May 20, 2024 ("**Effective Date**"), by and between each of the Members listed on Exhibit A of this Agreement.

RECITALS

A. On October 28, 2020, the Articles of Organization for Gold + Bern LLC (the "**Company**"), a limited liability company under the laws of the State of California, were filed.

B. On or about November 10, 2020, the Operating Agreement for the Company was made and entered into by and among the initial Members.

C. The Members now desire to adopt and approve an amended and restated operating agreement for the Company under the Act (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Members agree as follows:

1. FORMATION

1.1 Name. The name of the Company is Gold + Bern LLC.

1.2 Articles of Organization. Articles of Organization for the Company were filed with the California Secretary of State on October 28, 2020. "**Articles of Organization**" as applied to this Company shall have the same meaning as set forth in California Corporations Code §17701.02(b).

1.3 Duration. The Company will exist until dissolved as provided herein.

1.4   Principal Office. The Company's principal office is located at 15303 Ventura Boulevard, Suite 1650, Sherman Oaks, California 91403, but may be relocated by a Member majority vote (i.e., over 50%).

1.5   Designated Office and Agent for Service of Process. The Company's designated office is at 17412 Ventura Boulevard, Suite 676, Encino, California 91316. The name of the Company's initial agent for service of process is Kenneth A. Goldman at 16133 Ventura Boulevard, Suite 1200, Encino, CA 91436. The Company's designated office and its agent for service of process may be changed by a Member majority vote.

1.6   Purposes and Powers. The Company is formed as a California limited liability company under the California Revised Uniform Limited Liability Company Act (California Corporations Code §§17701.01–17713.13), including amendments from time to time (the "**Act**"). The purpose of the Company is to conduct any lawful business for which a limited liability company may be organized under the Act. The Members hereby adopt and approve the Articles of Organization of the Company filed with the California Secretary of State.

1.7   Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company. No Member has any right to partition any assets of the Company or any right to receive any specific assets upon liquidation of the Company or upon any other distribution from the Company.

2.   UNITS, VOTING, CONTRIBUTIONS

2.1   Units

a.   Units Generally. The Ownership Interests of the Members will be represented by issued and outstanding units ("**Units**"), which may be divided into one or more types, classes, or series, as the Manager may designate from time to time in the manner provided by the Act and applicable law. Each type, class, or series of Units will have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Company will maintain a schedule of all Members, their respective mailing addresses, and the amount and type, class, or series of Units held by them (the "**Members Schedule**") and will update the Members Schedule upon the issuance or transfer of any Units to any new or existing Member in accordance with this Agreement. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Exhibit A.

b.   Authorization and Issuance of Class A Common Units. The Company is hereby authorized to issue up to 1,000,000 Units designated as Class A Common Units. As of the date hereof, 500,000 Class A Common Units are issued and outstanding to the Members in the amounts set forth on the Members Schedule opposite such Member's name.

c.   Authorization and Issuance of Class B Common Units. The Company is hereby authorized to issue an unlimited number of Units designated as Class B Common Units, as deemed necessary by the Manager for the purpose of funding the Company. As of the date hereof, the number of Class B Common Units issued and outstanding to the Members in the amounts set forth on the Members Schedule opposite such Member's name.

        d.   **Authorization and Issuance of Preferred Units.** The Company is hereby authorized to issue up to 1,000,000 Units designated as preferred Units ("**Preferred Units**"), subject to such terms, conditions and restrictions as may be specified by the Company. The Preferred Units will not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

        e.   **Other Issuances.** In addition to the Class A Common Units, Class B Common Units and Preferred Units authorized on the date hereof pursuant to this Section 2.1, the Company is hereby authorized, subject to compliance with the terms, conditions and restrictions as determined by the Manager, to authorize and issue or sell to any person: (i) any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Common Units or Preferred Units, but having different rights, privileges or preferences; and (ii) Unit Equivalents. "**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units. The Manager is hereby authorized, subject to the terms, conditions and restrictions herein, to amend this Agreement to reflect any such issuance and to fix the relative privileges, preferences, duties, liabilities, obligations, and rights of any such new Ownership Interests, including the number of such new Ownership Interests to be issued, the preference (with respect to distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

     2.2   **Voting.**

        a.   **General.** All decisions will be made by the Manager, but certain major decisions (as set forth in Section 5.3) will require a Member Supermajority vote (i.e., 66%). Any other matter will be deemed approved if approved by a Member majority vote.

        b.   **Voting Rights**. Each Member that holds Class A Common Units shall be entitled to one vote per Class A Common Unit on all matters upon which the Members have the right to vote under this Agreement. The Class B Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

        c.   **Deadlock.** Unless otherwise expressly set forth herein, in the event the Members are unable within 15 days to reach agreement on or make a decision with respect to any matter on which the Members are entitled to vote or on which attendance or participation (e.g., at a meeting) is required ("**Deadlock**"), such Deadlock will be subject to the dispute resolution procedures set forth in this Section 2.2 (and in the meantime, the Company will continue to operate in the ordinary course of business); and such procedures will constitute the exclusive remedy to resolve a Deadlock. For clarity, a Deadlock will not include any dispute regarding an interpretation of any terms or conditions of this Agreement (any such dispute will be resolved pursuant to Section 11.9).

i.   If a Deadlock arises, a Member will be entitled to provide the other Member(s) with written notice of the Deadlock, including sufficient details with respect to the nature of the Deadlock and remedies being sought ("**Deadlock Notice**"). The Members, recognizing their mutual interests, agree in good faith to informally resolve the Deadlock through consultation and negotiation. All negotiations pursuant to this Section 2.2(b) will be confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

ii.   If the Deadlock has not been resolved by negotiation within 20 days after delivery of the Deadlock Notice, or if the Members have failed to meet within 20 days after such delivery, the Members will attempt in good faith to resolve the Deadlock by mediation, administered by a single mediator mutually agreeable to the parties, and which may be administered remotely via electronic means. Notwithstanding any of the foregoing, if a Member refuses to participate in negotiations as provided in Section 2.2(b)(i), the other Member(s) may thereupon initiate mediation before expiration of such 20-day period. The Members will equally share the fees and expenses of the mediation.

iii.   If the Deadlock has not been resolved within 30 days after appointment of a mediator pursuant to Section 2.2(b)(ii), a Member may commence an arbitration ("**Deadlock Arbitration**") by delivering written notice to the other Member(s) stating its intent to commence such Deadlock Arbitration ("**Arbitration Initiation Notice**"). The arbitration will be conducted by a arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by JAMS ("**JAMS**"), then by one arbitrator having reasonable experience in transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration will take place in or around Los Angeles, California, in accordance with the JAMS rules then in effect. No later than 14 days after issuance of an Arbitration Initiation Notice, each Member will prepare and deliver to the other Member(s) a written statement (an "**Issues Statement**") of each issue that such Member believes constitutes a Deadlock. Within 21 days after the deadline for delivery of Issue Statements, each Member will deliver to the Arbitrator and the other Member(s) a written statement (a "**Settlement Proposal**") of such Member's proposed resolution of the Deadlock, which will be limited to the issues set forth in the Issues Statements. A Settlement Proposal need not address every issue described in every Issues Statement, but if it does not, any issue described in the Issues Statement of a Member and not addressed in the Settlement Proposal of such Member will be deemed waived by such ember. If a Member fails to deliver a Settlement Proposal within such period, such Member will be deemed to have waived its rights to submit a Settlement Proposal. The Arbitrator will review the Settlement Proposals and, after due consideration thereof, the Arbitrator will select the one Settlement Proposal that, in the Arbitrator's reasoned judgment, best resolves the Deadlock on a basis that is consistent with the terms of this Agreement; provided, however, that the Arbitrator may not alter or add to the terms of any Settlement Proposal in reaching its determination. An Arbitrator's decision pursuant to this Section 2.2(b)(iii) will be final and binding on the Company and the Members with respect to the Deadlock. The Members will equally share the fees and expenses of the Arbitrator.

2.3 **Initial Capital Contributions.** The initial capital contributions of the Members are set forth in <u>Exhibit A</u> and have been or must be paid to the Company, in cash or by transferring assets (free and clear of all liens and encumbrances) to the Company, immediately after all parties have signed this Agreement. The transfer documents must include warranties of title and good right to transfer.

2.4 **Additional Members.** Except as otherwise provided in the section of the Agreement relating to substitution, additional Members of the Company may be admitted only with the consent of the Manager.

2.5 **Additional Contributions.** Except as otherwise provided in the Act, no Member will be required to contribute additional capital to the Company. Additional capital contributions to the Company may be made by one or more of the Members, subject to the Manager's approval.

2.6 **No Interest on Capital Contributions.** No interest will be paid on capital contributions.

2.7 **Capital Accounts.** An individual capital account will be maintained for each Member. A Member's capital account will be credited with all capital contributions made by the Member and with all income and gain (including any income exempt from federal income tax) allocated to the Member. A Member's capital account will be charged with the amount of all distributions made to the Member and with all losses and deductions (including deductions attributable to tax-exempt income) allocated to the Member. Members' capital accounts must be maintained in accordance with the federal income tax accounting principles prescribed in Treasury Regulations §1.704-1(b)(2)(iv).

2.8. **Meetings of Members**.

      a. Meetings of the Members may be called by (a) the Manager or (b) a Member or group of Members holding more than 25% of the Ownership Interests.

      b. Written notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the general nature of the business to be conducted at the meeting, shall be delivered not fewer than 10 days and not more than 60 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The business to be conducted at such meeting shall be limited to the business described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of California, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

      c. Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by or to the Company if the Company (A) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (B) maintains a record of votes or other action taken by the Members. Participation in a meeting by such means shall constitute presence in person at such meeting.

d.   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

e.   Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

f.   A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Membership Interests. Subject to Section 2.9, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

g.   Subject to Section 2.9, Section 5.2, Section 6.5, Section 7.2, Section 11.1 and any other provision of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Ownership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the voting Ownership Interests.

2.9.   Action Without Meeting. Notwithstanding the provisions of Section 2.8, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice and without a vote if a written consent is signed and delivered (including by Electronic Transmission) to the Company within 60 days of the record date for that action by a Member or the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members.

3.   ALLOCATION OF PROFITS AND LOSSES

3.1   Determination. The net profit or net loss of the Company for each fiscal year shall be determined according to the accounting principles employed in the preparation of the Company's federal income tax information return for that fiscal year. In computing net profit or net loss for purposes of allocation among the Members, no special provision shall be made for tax-exempt or partially tax-exempt income of the Company, and all items of the Company's income, gain, loss, or deduction required to be separately stated under IRC §703(a)(1) shall be included in the net profit or net loss of the Company.

3.2   Allocation of Net Profits and Net Losses. The net profit or net loss of the Company for a fiscal year shall be allocated among the Members in proportion to their vested portion of their Ownership Interests.

3.3   Allocations Solely for Tax Purposes. In accordance with IRC §704(c) and the corresponding regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of such property for federal income tax purposes in the hands of the Company and the agreed value of such property as set forth in this Agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this Section shall be made by action of the Members. The allocations to be made under this Section are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's capital account, allocable share of the net profits and net losses of the Company, or right to distributions.

3.4   Prorates. If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Ownership Interest in the Company changes during a fiscal year, the net profit or net loss for the year shall be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Ownership Interest. In determining a Member's share of the net profit or net loss for a fiscal year, the Members may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Members may separate the Company's fiscal year into two or more periods and allocate the net profits or net losses for each period among the persons who were Members, or who held particular Ownership Interests, during each period based upon their Ownership Interests during that period.

4.   DISTRIBUTIONS

4.1   Distributions Subject to the restrictions governing distributions under the Act, distributions of cash or property may be made from time to time by the Company to the Members, at such times and in such amounts as the Manager may determine. All distributions to pay taxes and additional distributions must be made to Members in proportion to their Ownership Interests.

5.   ADMINISTRATION OF COMPANY BUSINESS

5.1   Management. The Company shall be manager-managed by the Manager. Subject to the provisions of Section 5.2 and except as otherwise provided by the Act or this Agreement, the business, property, activities, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

5.2   Approval of Other Members Required. No Member has authority to do any of the following without a prior Member Supermajority vote:

5.2.1 To sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

5.2.2 To merge the Company with any other entity;

5.2.3 To amend the Articles of Organization of the Company or this Agreement; provided, that (i) an amendment to the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Ownership Interests in accordance with this Agreement shall not require approval under this Section 5.3.3 and (ii) the Manager may amend the Members Schedule to accurately reflect changes resulting from such new issuance, redemption, repurchase, or Transfer;

5.2.4 To incur indebtedness by the Company other than in the ordinary course of business;

5.2.5 To authorize a transaction involving an actual or potential conflict of interest between a Member and the Company;

5.2.6 To change the nature of the business of the Company; or

5.2.7 To commence a voluntary bankruptcy action for the Company.

5.3   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

5.4   Removal of Manager. The Manager may be removed or replaced at any time, with or without cause, by a Member Supermajority vote. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Any vacancy occurring in the office of Manager shall be filled by a Member Supermajority vote. The removal or resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member.

5.5   Devotion of Time; Outside Activities. Each of the Members must devote so much time and attention to the business of the Company as the Manager determines is appropriate. Members may engage in business and investment activities outside the Company, and neither the Company nor the other Members have any rights to the property, profits, or benefits of such activities. But no Member may, without the consent of the Manager, enter into any business or investment activity that is competitive with the business of the Company, or use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company.

5.6 **Compensation and Reimbursement.** Upon the consent of the Manager, the Manager and any Member who renders service to the Company is entitled to such compensation as may be agreed upon. Any compensation paid to the Manager or a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of IRC §707(c), and the amount of the compensation will not be charged against the share of profits of the Company that would otherwise be allocated to the Manager or Member. The Manager and Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution and liquidation of the Company.

5.7 **Self Interest.** A Member does not violate any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member shall be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved or ratified by the Manager. Unless otherwise provided by applicable law, a Member with a financial interest in the outcome of a particular action is nevertheless entitled to vote on such action. Notwithstanding anything to the contrary herein, the Manager shall be entitled to act as the manager of a crowdfunding special purpose vehicle for the benefit of the Company, and the Manager does not violate any duty or obligation to the Company merely by so acting.

6. ACCOUNTING AND RECORDS

6.1 **Books of Account.** The Manager must keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business and for the carrying out of this Agreement. At a minimum, the following must be maintained at the principal office of the Company: (a) financial statements for the three most recent fiscal years; (b) federal, state and local income tax returns for the three most recent fiscal years; (c) a register showing the current names and addresses of the Members; (d) a copy of the Company's Articles of Organization and any amendments thereto; (e) this Agreement and any amendments thereto; (f) minutes of any meetings of Members; and (g) consents to action by the Manager or Members. Each Member shall have access to all such books and records at all times.

6.2 **Fiscal Year.** The fiscal year of the Company shall be the calendar year.

6.3 **Accounting Reports.** Within 90 days after the close of each fiscal year, Company must deliver to each Member an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of a balance sheet of the Company as of the end of the year and a profit and loss statement for the year. The Company will provide such reports as required under the United States Securities Act of 1933, as amended (the "**Securities Act**"), in accordance with methods provided in the Securities Act.

6.4   Tax Returns. At the expense of the Company, the Manager shall cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Internal Revenue Code of 1986, as amended (the "**Code**"), as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

6.5   Tax Matters Representative.

a.   The Members hereby appoint the Manager as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Tax Matters Representative can be removed at any time by a Member Supermajority vote, and shall resign if the Manager is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the Members by a Supermajority Member vote shall select a replacement Tax Matters Representative.

b.   The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

c.   The Tax Matters Representative, in his, her or its sole discretion, shall have the right to make on behalf of the Company any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (the "**Revised Partnership Audit Rules**") (including an election under Code Section 6226), and the Members shall take such actions reasonably requested by the Tax Matters Representative. To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, (i) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), and (ii) the Members shall take such actions as reasonably requested by the Tax Matters Representative, including filing amended tax returns and paying any tax due under Code Section 6225(c)(2)(A), or paying any tax due and providing applicable information to the Internal Revenue Service under Code Section 6225(c)(2)(B).

d.   The Tax Matters Representative will make an election under Code Section 754 if requested in writing after a Member Supermajority vote.

e.   The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters

Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

6.6   Subchapter S Election. The Company may, upon consent of the Manager, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

6.7   Banking. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Manager is authorized to establish such accounts and complete, sign and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account. Withdrawal from those accounts shall require the signature of the person or persons designated by the Manager.

7.   DISSOCIATION AND DISSOLUTION

7.1   Withdrawal.   A Member may not withdraw from the Company prior to the Company's dissolution pursuant to the terms herein. Notwithstanding anything to the contrary herein, upon a Member's withdrawal or voluntary cessation of service lasting for at least 90 days, the Company shall have the option to repurchase the withdrawing Member's Ownership Interest for the purchase price and on the payment terms as set forth in this <u>Section 7</u>.

7.2   Events of Dissolution.   Except as otherwise provided in this agreement, the Company shall dissolve upon the earliest of: (a) approval of a dissolution of the Company by a Member Supermajority vote; (b) the sale or other disposition of substantially all of the Company assets; (c) the passage of 90 consecutive days during which the Company has no Members, except that upon the death of a natural person who is the sole Member of the Company, the status of the Member, including an Ownership Interest, may pass to the heirs, successors and assigns of such Member by will or applicable law (the heir, successor or assign of the Member's Ownership Interest becomes a substituted Member pursuant to Corporations Code §17704.01(d), subject to administration as provided by applicable law, without the permission or consent of the heirs, successors or assigns or those administering the estate of the deceased Member); or (d) entry of a decree of judicial dissolution under Corporations Code §17707.03.

7.3   Repurchase.   If the Manager elects to cause the Company to purchase the Ownership Interest of a dissociating Member or a holder pursuant to this Agreement, the repurchase price ("**Repurchase Price**") of the dissociating Member's or holder's Ownership Interest in the Company shall be determined by agreement between the Manager and the dissociating Member or holder. If an agreement on the Repurchase Price is not reached within 30 days following the election to purchase the interest of the dissociating Member or holder, the Ownership Interest must be valued by a third-party appraiser selected by the Manager and who is reasonably acceptable to the dissociating Member or holder (such acceptance not to be unreasonably withheld, delayed or conditioned), and the Repurchase Price will be the value determined in that appraisal. In appraising the Ownership Interest to be purchased, the appraiser must determine the fair market value of the Ownership Interest as of the date of the event of dissociation. In determining the fair market value, the appraiser must consider the greater of (a) the liquidation value of the Company and (b) the value of the Company based upon a sale of the Company as a going concern. The appraiser must also consider appropriate minority interest, lack of marketability and other discounts. If the appraisal is not completed within 120 days following the election to purchase the Ownership Interest of the dissociating Member, either the Manager or the dissociating Member or holder may apply to a court of competent jurisdiction for the appointment of another appraiser, in which case the court-appointed appraiser must appraise the Ownership Interest of the dissociating Member or holder in accordance with the standards set forth in this Section, and the Repurchase Price shall be the value determined in that appraisal.

7.4   **Payment for Ownership Interest.** The Repurchase Price for the Ownership Interest of a Member purchased under the Section of this Agreement relating to effect of a Member's dissociation shall be paid as follows:

7.4.1   The Repurchase Price shall bear interest from the date of the election of the Manager to repurchase the dissociating Member's Ownership Interest at the prime rate of interest in effect on the date of the election as quoted in The Wall Street Journal or, if that publication is not available, another reputable national publication selected by the other Members that is reasonably acceptable to the dissociating Member.

7.4.2   The Repurchase Price shall be payable in accordance with the terms of a promissory note of the Company providing for the payment of the principal amount in 60 equal monthly installments, including interest on the unpaid balance, with the first installment to be due one month after the date of closing and an additional installment to be due on the same day of each month thereafter until the promissory note is paid in full. The promissory note shall bear interest from the date of the closing at the rate specified above. The promissory note shall be secured by the repurchased Ownership Interest (with such security reducing proportionally over time, as the note is paid off). Partial or complete prepayment of the remaining balance due under the promissory note shall be permitted at any time without penalty; provided, that, any partial prepayment shall not affect the amount or regularity of payments coming due thereafter.

7.4.3   The repurchase must be closed within 30 days following the determination of the Repurchase Price. At the closing, the dissociating Member must sign and deliver to the Company a written assignment transferring the entire Ownership Interest of the dissociating Member in the Company to the Company, free and clear of all encumbrances. Such assignment must contain warranties of title and good right to transfer. At the closing, the Company must pay the accrued interest on the Repurchase Price then due to the dissociating Member, and the Company must also deliver its promissory note to the dissociating Member.

7.5   **Effect of Repurchase of Member's Ownership Interest.** A dissociating Member shall cease to be a Member upon the election of the Manager to cause the Company to repurchase the dissociating Member's Ownership Interest pursuant to Section 7.3. Thereafter, the dissociating Member shall have no rights as a Member in the Company, except the right to have the dissociating Member's Ownership Interest repurchased in accordance with the terms of this Agreement.

7.6 **Successor in Interest.** For purposes of this Section relating to dissociation and dissolution, the term "dissociating Member" includes the dissociating Member's successor in interest.

8. **WINDING UP AND LIQUIDATION**

8.1 **Liquidation Upon Dissolution.**

a. Upon dissolution, the Company shall immediately commence to wind up its affairs in accordance with Act and the provisions of this Article.

b. The Manager shall act as liquidator (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner in accordance with the Act.

c. The Liquidator shall give written notice of the commencement of winding up by mail to all known creditors of the Company and claimants against the Company whose addresses appear on the records of the Company.

8.2 **Distribution of Assets**. Following liquidation of the assets of the Company, the proceeds must be applied and distributed in the following order of priority, unless otherwise required by mandatory provisions of the Act or other applicable law:

8.2.1 First, to creditors of the Company in satisfaction of known liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

8.2.2 Second, to the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

8.2.3 Third, to the establishment of, and additions to, reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Manager; and

8.2.4 Fourth, to the Members, on a pro rata basis, in proportion to the positive balances of their capital accounts, as determined after taking into account all adjustments made to capital accounts for the taxable year of the Company in which the liquidation occurs.

8.3 **Distribution of Property in Kind.** With approval of the Manager, property of the Company may be distributed in kind in the process of winding up and liquidation. Any property distributed in kind shall be valued and treated for the Company's accounting purposes, in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(e)(1), as though the property distributed had been sold at fair market value on the date of distribution. If property is distributed in kind, the difference between the fair market value of the property and its adjusted tax basis shall, solely for the Company's accounting purposes and to adjust the Members' capital accounts, be treated as a gain or loss on the sale of the property and shall be credited or charged to the Members' capital accounts in the manner specified in the section of this Agreement relating to capital accounts.

8.4   Negative Capital Accounts.   If any Member has a negative balance in the Member's capital account upon liquidation of the Company, the Member shall have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit shall not be considered a debt owed to the Company or any other person for any purpose.

8.5   Required Filings.   Upon completion of the distribution of assets as provided in Section 8.2, the Liquidator shall make all necessary filings required by the Act, including any required certificate of dissolution or certificate of cancellation.

9.   TRANSFER OF MEMBERS' INTERESTS

9.1   General Restrictions.   No Member may transfer all or any part of such Member's Ownership Interest as a member of the Company except as permitted in this Agreement. Any purported transfer of an Ownership Interest or a part of an Ownership Interest in violation of the terms of this Agreement shall be null and void and of no effect. For purposes of this Section, a "transfer" includes a sale, exchange, pledge or other disposition, voluntarily or by operation of law.

9.2   Permitted Transfers.

a.   A Member may transfer all or a part of the Member's Ownership Interest in the Company with the prior written consent of the Manager. If the Manager does not consent to a particular transfer, the Member may transfer all or a part of the Member's Ownership Interest if (a) such Ownership Interest or part has been tendered for sale to the Company in accordance with Section 9.3, (b) the tender has not been accepted within the time limit set forth in that section, (c) the transfer is made to the transferee named in the notice of tender within 180 days after the notice of tender is effective and (d) the transfer is at a price and upon terms no more favorable to the transferee than those set forth in the notice of tender.

b.   Notwithstanding anything to the contrary herein, an Ownership Interest purchased in a Crowdfunding transaction pursuant to the Securities Act may not resell such Ownership Interest, in whole or in part, for a period of one year from purchase, unless the Ownership Interest is transferred: (i) to the Company; (ii) to an "accredited investor" (as defined in the Securities Act); (iii) as part of an offering registered with the Securities and Exchange Commission; or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

9.3   Tender of Interest.   If a Member wishes to transfer all or part of the Member's Ownership Interest in the Company and the Manager does not consent, the Ownership Interest or the part to be transferred must be tendered to the Company by giving written notice of such tender to the Company. Such notice must contain the name and address of the proposed transferee, the price to be paid by the proposed transferee for the Ownership Interest, if any, and the terms of the proposed transfer. If a Member's Ownership Interest is transferred by operation of law, the successor in interest to the transferring Member may give the required notice of tender to the Company at any time following the transfer, and such successor in interest shall be deemed to have given the notice of tender at the time the Manager gives notice to the successor in interest and to all other Members of the failure to give the notice of tender. Within 30 days after a notice of tender is given, the Manager may accept the tender on behalf of the Company and have the Company purchase the Ownership Interest tendered for the price set forth in the notice of tender (if the proposed transfer is to be by sale). The tender must be accepted on behalf of the Company by giving notice of acceptance to the transferring Member or the transferring Member's successor in interest. The purchase shall be on the terms set forth in the notice of tender, if any. For purposes of those provisions, the date of the acceptance of tender shall be deemed to be the date on which the Manager elected to purchase the interest of a dissociating Member.

9.4 **Effect of Tender.** The Member tendering the Ownership Interest shall cease to be a Member with respect to the tendered Ownership Interest upon an acceptance of the tender by the Company. Thereafter, the Member tendering the Ownership Interest shall have no rights as a Member in the Company, except the right to have the tendered Ownership Interest purchased in accordance with the terms of this Agreement.

9.5 **Substitution.** If the Ownership Interest of a Member is transferred, the transferee of the Ownership Interest may be admitted as a Member of the Company if the transferee executes and delivers to the Company a written agreement to be bound by all of the terms and provisions of this Agreement. But the transferee is entitled to be admitted as a Member only if the Manager consents to the admission of the transferee as a Member, and such consent may be withheld reasonably. No Member (other than the two initial founding Members) shall hold more than a 19.9% Ownership Interest in the Company, unless such restriction is expressly waived in writing by the Manager. If the transferee is not admitted as a Member, the transferee shall have the right only to receive, to the extent assigned, the distributions from the Company to which the transferor would be entitled. Such transferee shall not have the right to exercise the rights of a Member, including, without limitation, the right to vote or inspect or obtain records of the Company.

10. **EXCULPATION AND INDEMNIFICATION**

10.1 **No Personal Liability: Members; Manager**

      a. Except as otherwise provided by the Act, other applicable law or expressly in this Agreement, no Member shall be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Member.

      b. Except as otherwise provided by the Act, other applicable law or expressly in this Agreement, no Manager shall be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Manager.

10.2 Indemnification.

a. Except as otherwise provided in this section, the Company shall indemnify each Covered Person to the fullest extent permissible under the laws of the State of California as the same exists or may hereafter be amended, against all liability, loss and costs (including, without limitation, reasonable attorneys' fees) incurred or suffered by the Covered Person by reason of or arising from the fact that the Covered Person is or was a member of the Company, or is or was serving at the request of the Company as a manager, member, director, officer, partner, trustee, employee or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan or other enterprise. ("**Covered Person**" means (i) each Member, including the Manager; (ii) each Manager, officer, employee, agent, or representative of the Company; and (iii) each Officer, director, shareholder, partner, manager, member, affiliate, employee, agent, or representative of each Member, and each of their respective affiliates.) The Company may, by action of the Manager, provide indemnification to employees and agents of the Company who are not Members. The indemnification provided in this Section is not exclusive of any other rights to which any person may be entitled under any statute, agreement, resolution of Members, contract or otherwise. But despite any other provision of this Agreement, the Company has no obligation to indemnify any Covered Person for: (1) any breach of the 'Covered Person's duty of loyalty to the Company; (2) acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law; (3) any unlawful distribution under the Act; or (4) any transaction in which the Covered Person derives improper personal benefit.

b. The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit or other proceeding relating to any losses for which such Covered Person may be indemnified pursuant to this Section 10.2; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.2, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

c. The provisions of this Section 10 shall survive the dissolution, liquidation, winding up, and termination of the Company.

11. MISCELLANEOUS PROVISIONS

11.1 Amendment. The Members may amend or repeal all or part of this Agreement by a Member Supermajority vote. This Agreement may not be amended or repealed by oral agreement of the Members.

11.2 Binding Effect. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the heirs, personal representatives, successors and permitted assigns of the Members. But this section may not be construed as a modification of any restriction on transfer set forth in this Agreement.

11.3   Notice.   Except as otherwise provided in other sections of this Agreement, any notice or other communication required or permitted to be given under this Agreement must be in writing and must be mailed by certified mail, return receipt requested, with postage prepaid. Notices addressed to a Member must be addressed to the Member's address listed in the section of this Agreement relating to initial members, or if there is no such address listed for a Member, the address of the Member shown on the records of the Company. Notices addressed to the Company must be addressed to its principal office. The address of a Member or the Company to which notices or other communications are to be mailed may be changed from time to time by the Member's or the Company's giving written notice to the other Members and the Company. All notices and other communications shall be deemed to be given at the expiration of three days after the date of mailing.

11.4.   Confidentiality.   Unless necessary and acting in their capacity as a Member or agent of the Company, each Member agrees that he or she shall hold in strict confidence and not disclose to any person without the expressed prior written authorization of the other Members any: (a) financial statements or other financial information or data (historical or prospective) of or relating to the Company that has not been publicly disclosed by the Company; (b) information that the Company maintains in confidence and that has actual or potential economic value to the Company because it is not generally known to others and is not readily ascertainable by them, including, without limitation, information relating to the Company's marketing and business plans and strategies and information concerning the design and production of any current or future projects of the Company; (c) information entrusted to the Company in confidence by third parties; and (d) information reasonably designated by the Manager or any Member as confidential information. The foregoing restrictions shall not apply to: (i) information which is or becomes, other than as a result of a breach of this Agreement, generally available to the public or (ii) the disclosure of the information required pursuant to a subpoena or other legal process; provided, however, that each Member shall notify (unless legally prohibited from so notifying) the other Members and the Company in writing of the receipt of such subpoena or other legal process requiring such disclosure, immediately after receipt thereof, and the Company shall have reasonable opportunity to quash such subpoena or other legal process prior to any disclosure by such Member. Each Member shall continue to remain subject to the terms of this Section following the termination of such person's ownership of an Ownership Interest in the Company.

11.5.   Partnership Intended Solely for Tax Purposes. The Company has been formed as a California limited liability company under the Act, and the Members do not intend to form a general or limited partnership under California or any other state law. The Members do not intend to be partners to one another or to any third party. The Members intend the Company to be classified and treated as a partnership solely for federal and state income taxation purposes. Each Member agrees to act consistently with the foregoing provisions of this Section 11.5 for all purposes, including, without limitation, for purposes of reporting the transactions contemplated herein to the Internal Revenue Service and all state and local taxing authorities.

11.6   Spousal Interest in Ownership Interest. To the extent that any Ownership Interest of any Member constitutes the community property of such Member and his or her spouse, the Member shall obtain the spousal acknowledgement of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto. If the

Member marries or remarries after the date of this Agreement, the Member shall obtain the required spousal consent within a reasonable time, not to exceed 30 days, following such marriage.

11.7. Testamentary Provisions. Each Member agrees to insert in his or her will, a direction and authorization to the executor to fulfill and comply with the provisions hereof, and to sell his or her Ownership Interest in accordance herewith.

11.8 Litigation Expense. If any legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this Agreement, including without limitation any proceeding in the United States Bankruptcy Court or arbitration, the prevailing party in such proceeding shall be entitled to recover their reasonable attorneys' fees incurred in such proceeding, or any appeal thereof, to be set by the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

11.9. Dispute Resolution.

a. Except for injunctive relief, in the event of any dispute, controversy or claim arising from or related to this Agreement or the interpretation, validity or enforceability hereof ("**Dispute**"), the Manager and Members will use best efforts to informally resolve the Dispute within a period of seven days. The Manager and Members will consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable resolution satisfactory to the parties.

b. If the Dispute cannot be settled through negotiation, the Members agree to attempt in good faith to attempt to settle the Dispute through mediation, administered by a single mediator mutually agreeable to the Members, and which may be administered remotely via electronic means, before resorting to arbitration. If the parties do not reach such resolution, or an agreed upon mediator cannot be identified, within a period of 30 days, then upon notice by a Member to the other Member(s) and the Company, they will commence arbitration as set forth below.

c. If the Dispute cannot be settled through mediation, the Members agree that any Dispute will be instituted exclusively in the courts, whether federal or state, located in Los Angeles County, California, and nowhere else. Each Member further agrees that, notwithstanding the foregoing, any such Dispute as to which there is federal jurisdiction, by reason of diversity, federal question, or otherwise, will be instituted exclusively in the federal district courts located in Los Angeles County, California. Each Member hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Dispute and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Dispute in any such court or that any such Dispute that is brought in any such court has been brought in an inconvenient forum. The prevailing party in any such Dispute will be entitled to recover from the other party(ies) expenses, including reasonable attorneys' fees, including expenses and fees of any appeals. Each Member will be entitled, in addition to all other applicable remedies, to equitable relief, including temporary and permanent injunction and a decree for specific performance, in the event of any breach of the provisions hereof by any other Member.

d. ANY PROCESS IN ANY DISPUTE MAY BE SERVED UPON A PARTY, AMONG OTHER METHODS, BY PERSONALLY DELIVERING OR MAILING THE SAME, VIA REGISTERED OR CERTIFIED MAIL, ADDRESSED TO THE PARTY, AS APPLICABLE, AT THE ADDRESS GIVEN IN THIS AGREEMENT OR SUCH OTHER ADDRESS AS A PARTY MAY FROM TIME TO TIME DESIGNATE BY NOTICE IN CONFORMITY WITH THIS AGREEMENT.

e. **Waiver of Jury Trial**. EACH MEMBER HEREBY EXPRESSLY AND UNCONDITIONALLY WAIVES, IN CONNECTION WITH ANY DISPUTE BROUGHT BY THE OTHER MEMBER(S) UNDER THIS AGREEMENT OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, ANY AND EVERY RIGHT EACH MEMBER MAY HAVE TO A TRIAL BY JURY.

11.10 Additional Documents. Each Member must execute such additional documents and take such actions as are reasonably requested by the Manager in order to complete or confirm the transactions contemplated by this Agreement.

11.11 Counterparts. This Agreement may be executed in two or more counterparts, which together will constitute one agreement.

11.12 Governing Law. This Agreement shall be governed by the law of the State of California as if this Agreement were executed in and to be performed entirely within California and as if all the Members reside in California.

11.13 Severability. If any provision of this Agreement is invalid or unenforceable, it shall not affect the remaining provisions.

11.14 No Third-Party Beneficiaries. The provisions of this Agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided by applicable law.

11.15 Authority. Each individual executing this Agreement on behalf of a corporation or other entity warrants that he or she is authorized to do so and that this Agreement constitutes a legally binding obligation of the corporation or other entity that the individual represents.

11.16 Legal Counsel. Each party to this Agreement has had an opportunity to seek the advice of counsel concerning the provisions of this Agreement, understands the provisions thereof, and enters into this Agreement willingly and free of duress or compulsion.

[*signatures on following page*]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Amended and Restated Operating Agreement of Gold + Bern LLC on the first date hereinabove mentioned, and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

BY:

Merav Goldman
Merav Goldman (May 21, 2024 18:07 PDT)

Merav Haya Goldman

Stacy Bernstein
Stacy Bernstein (May 21, 2024 18:35 PDT)

Stacy Harper Bernstein

EXHIBIT A

MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement.

Members	Capital Contribution	Ownership Interest	Voting Rights
Merav Haya Goldman	$61,583.23	255,000 Class A Common Units	50%
Stacy Harper Bernstein	$51,850.00	245,000 Class A Common Units	50%

EXHIBIT B

CONSENT OF SPOUSE

      I am the spouse of _____ . I acknowledge that I have read the foregoing Amended and Restated Operating Agreement of Gold + Bern LLC dated effective as of May 20, 2024 (the "**Agreement**") and that I know its contents. I am aware that by its provisions, my spouse agrees, among other things, to the imposition of certain restrictions on the transfer of Ownership Interests of Gold + Bern LLC, a California limited liability company (the "**Company**"), including my community interest therein (if any), which rights and restrictions may survive my spouse's death. I hereby consent to such rights and restrictions, approve of the provisions of the Agreement, and agree that I will bequeath any interest which I may have in said Ownership Interest or any portion therein, including my community interest, if any, or permit any such Ownership Interest to be purchased, in a manner consistent with the provisions of this Agreement. I direct that any residuary clause in my Will will not be deemed to apply to my community interest (if any) in such Ownership Interest except to the extent consistent with the provisions of this Agreement.

      I further agree that in the event of a dissolution of the marriage between myself and my spouse, in connection with which I secure or am awarded an Ownership Interest of the Company, or any portion thereof through property settlement agreement or otherwise, I will receive and hold such Ownership Interest subject to all the provisions and restrictions contained in the foregoing Agreement.

      I also acknowledge that I have been advised to obtain independent counsel to represent my interests with respect to this Agreement but that I have declined to do so and I hereby expressly waive my right to such independent counsel.

Date: _____   Signed: _____

                                                      Print Name: _____

Amended & Restated OA - Gold + Bern LLC (CA) - 05-20-24-2

Final Audit Report   2024-05-22

Created:	2024-05-22
By:	Brian Ross (brian@rosslegalcorp.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAspBQpxDcGSDN7CrWxOaDS3mRqrD_LLeC

"Amended & Restated OA - Gold + Bern LLC (CA) - 05-20-24-2" History

📄 Document created by Brian Ross (brian@rosslegalcorp.com)
2024-05-22 - 0:19:24 AM GMT- IP address: 104.28.85.131

📧 Document emailed to Merav Goldman (merav@allbetterco.com) for signature
2024-05-22 - 0:20:26 AM GMT

📄 Email viewed by Merav Goldman (merav@allbetterco.com)
2024-05-22 - 1:07:33 AM GMT- IP address: 66.249.84.3

🖊 Document e-signed by Merav Goldman (merav@allbetterco.com)
Signature Date: 2024-05-22 - 1:07:55 AM GMT - Time Source: server- IP address: 76.93.119.11

📧 Document emailed to stacy@allbetterco.com for signature
2024-05-22 - 1:07:56 AM GMT

📄 Email viewed by stacy@allbetterco.com
2024-05-22 - 1:35:01 AM GMT- IP address: 66.249.84.1

🖊 Signer stacy@allbetterco.com entered name at signing as Stacy Bernstein
2024-05-22 - 1:35:24 AM GMT- IP address: 72.134.101.34

🖊 Document e-signed by Stacy Bernstein (stacy@allbetterco.com)
Signature Date: 2024-05-22 - 1:35:26 AM GMT - Time Source: server- IP address: 72.134.101.34

✅ Agreement completed.
2024-05-22 - 1:35:26 AM GMT